Exhibit 99.1

Intelligent Highway Solutions Announces Significant Purchase Order From Tech Giant Honeywell

March 19, 2014 07:01 | Source: Intelligent Highway Solutions, Inc.

SACRAMENTO, Calif., March 19, 2014 (GLOBE NEWSWIRE) — Intelligent Highway Solutions, Inc. (OTCQB:IHSI), announced it has received a significant purchase order from Honeywell for the installation of a temperature control system and associated sensors in a state owned office building in Alameda, California. The initial purchase order has been received and there are three others that are expected within the course of the calendar year. Upon receipt and completion, the total orders will represent approximately $1,000,000 in revenues for Intelligent Highway Solutions. This office building is one of many office buildings in the State of California that are expected to install new systems to be in compliance with the California Title 24 Energy Standards.

The goal of the California Title 24 Energy Standards is to reduce energy use. Commercial buildings are one of the major contributors to the energy demand within the state. Since the California Energy Crisis of the 2000/2001 time frame, one of the major initiatives of the State of California has been to reduce energy demand. In the State of California, there are over 365 state-owned office buildings. Each one of the office buildings is mandated by law to be in compliance with Title 24 which was created in 1978 by the California Building Standards Commission in a legislative mandate to reduce California's energy consumption. The installed temperature control system and associated sensors are integral to an efficient building control system which ultimately saves energy and financial resources for the state.

In December 2013, Intelligent Highway Solutions signed a vendor agreement with Honeywell. This purchase order will be released in four phases and is expected to be completed in the next 9-12 months.

Devon Jones, Chief Executive Officer of Intelligent Highway Solutions stated, "We look forward to completing the work related to this purchase order before the end of this calendar year and we look forward to a long and profitable relationship with Honeywell. This work is in a 15 story state owned building in Alameda and as a company, we are perfectly positioned to receive a lot of additional orders similar to this one over the next 24-36 months."

About Honeywell

Honeywell (www.honeywell.com) is a Fortune 100 diversified technology and manufacturing leader, serving customers worldwide with aerospace products and services; control technologies for buildings, homes and industry; automotive products; turbochargers; and performance materials. Honeywell Scanning & Mobility (HSM) is part of the Automation and Control Solutions (ACS) business group of Honeywell. HSM is a leading manufacturer of high-performance image- and laser-based data collection hardware, including rugged mobile computers and bar code scanners. With one of the broadest product portfolios in the automatic identification and data collection industry, HSM provides data collection hardware for retail, healthcare, and transportation and logistics companies seeking to improve operations and enhance customer service. Additionally, HSM provides advanced software; service and professional solutions that help customers effectively manage data and assets. HSM products are sold worldwide through a network of distributor and reseller partners. For more information on Honeywell Scanning & Mobility, please visitwww.honeywellaidc.com.

About Intelligent Highway Solutions, Inc.

Intelligent Highway Solutions, Inc. was formed in April, 2011; IHS is a technology based intelligent highway solutions contractor. The Company's primarily focus is in the California transportation market providing services that range from providing labor, materials, and related equipment for corrective service and maintenance services for the States transportation infrastructure. The Company's plans are to expand its services to provide cutting edge wireless technologies for transportation market. As well as expand our service, maintenance and technology services to neighboring states and nationwide.

Forward Looking Statements: Any statements contained herein that are not historical facts are forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended These forward-looking statements are made subject to certain risks and uncertainties, which could cause actual results to differ materially from those presented. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only to the date such information was released. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after release of this information.

Devon Jones

www.IntelligentHighwaySolutions.com

8 Light Sky Court

Sacramento, CA 95828

Tel.: (916) 379-0324